UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 12b-25                               SEC FILE NUMBER

                             NOTIFICATION OF LATE FILING                      CUSIP NUMBER
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(Check One):   X   Form 10-K  __ Form 20-F  ___Form 11-K  ___Form10-Q   ___ Form N-SAR
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For Period Ended:          December 31, 1999
                           -----------------
                           { ) Transition Report on Form 10K
                           { } Transition Report on Form 20-F
                           { } Transition Report on Form 11-K
                           { } Transition Report on Form 10Q
                           { } Transition Report on Form N-SAR
                           For the Transition Period Ended______________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION:

DAC Technologies Group International, Inc.
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       Full Name of Registrant

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Former Name if Applicable

3200 N. Ocean Boulevard, Suite 1006\
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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33308
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City, State and Zip Code



                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b) , the following should be completed. (Check box if appropriate)
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets If Needed)
         Registrant is in the midst of filing a Form 10SBRegistration Statement which was filed with the Securities and Exchange Commission on March 29, 2000. As a result thereof, Registrant's auditor's reports have been delayed and are being drafted at the current time.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Allan M. Lerner, Esq.          (954)                    563-8111
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         Name                Area Code              Telephone Number
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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DAC Technologies Group International, Inc.
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Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:March 30,2000            By: /s/ Robert Goodwin
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                                  Robert Goodwin, President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).

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